FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

 ALBERTA STAR DEVELOPMENT CORP.

2300-1066 West Hastings Street

Vancouver, B.C.

VE 3X2

June 12, 2014

     TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

NEWS RELEASE

ALBERTA STAR Receives Conditional Approval for Change of Business to an Investment Issuer

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) is pleased to announce that it has received conditional approval from the TSX Venture Exchange (“TSXV”) for its proposed change of business to a Tier 2 investment company (see our news release of May 22, 2014) .

The Company has determined to refocus its business operations from a "mining issuer" to an "investment issuer" after a strategic review. The Company believes that the experience and contacts of its directors and management will enable it to identify and capitalize upon investment opportunities as an "investment issuer".  Management has adopted an investment policy that will provide, among other things, that: (a) the Company will seek high return investment opportunities in privately held and in publicly traded companies with a focus on publicly traded resource issuers; (b) the Company will seek to preserve capital and limit downside risk while achieving a reasonable rate of capital appreciation; and (c) the Company will seek investments that provide liquidity.

Alberta Star currently has $5.8 Million in cash and cash equivalents and holds investments valued at approximately $825,000 as of May 31, 2014.   The Company is actively reviewing investments that conform with its investment policy and proposes a minimum of $1,000,000 upon receipt of shareholder approval at its Annual General Meeting scheduled for June 24, 2014.  The Company will issue a news release with comprehensive disclosure of each proposed investment, the closing of which will be subject to TSXV approval.

Completion of the Change of Business is subject to a number of conditions, including TSXV acceptance and shareholder approval. The transaction cannot close until the required shareholder approval is obtained and there can be no assurance that the Proposed COB will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Circular that has been prepared in connection with the proposed Change of Business, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. The Circular is available under the Company’s filings at www.sedar.com.  Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Proposed COB and has neither approved nor disapproved the contents of this press release.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the proposed Change of Business. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  June 16, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director